SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Treehouse Foods, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89469A104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,131,097 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,131,097 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,131,097 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (“JANA,” or the “Reporting Person”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 1330 Avenue of the Americas, 31st Floor, New York, New York 10019.

(c) The principal business of JANA and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by the addition of the following:

The 5,131,097 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $211.7 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On April 12, 2022, JANA entered into a letter agreement with the Issuer (the “Letter Agreement”). Pursuant to the Letter Agreement, the Issuer agreed to appoint Mr. Ostfeld to the Board as of the date hereof for a term expiring at the 2023 annual meeting of stockholders. In connection with the Letter Agreement, JANA delivered notice to the Issuer that JANA had withdrawn both (i) the letter, dated January 27, 2022, delivered to the Issuer, giving notice of JANA’s intent to nominate three individuals for election to the Board at the 2022 Annual Meeting and (ii) JANA’s demand to inspect certain books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware set forth in the letter dated February 11, 2022.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement which is included as Exhibit K to this Amendment No. 5 by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2022 (the “April 12, 2022 Form 8-K”) and is incorporated by reference.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b) and (c) are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 55,797,178 Shares outstanding as of January 31, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 15, 2022.

By virtue of the Letter Agreement, the Reporting Person, Ms. Beck and Mr. Sliva are no longer deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. As a result, this Amendment No. 5 only reports the beneficial ownership of the Reporting Person.

(b) JANA has sole voting and dispositive power over the 5,131,097 Shares, which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit L hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit K:	Letter Agreement, dated April 12, 2022 (incorporated by reference to Exhibit 10.1 to the April 12, 2022 Form 8-K).
Exhibit L:	Transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

CUSIP No. 89469A104	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2022

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

EXHIBIT L

Transactions in the Shares of the Issuer by the Reporting Person During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

3/2/2022	(1,667)*	37.99
3/3/2022	(2,500)*	37.63
3/4/2022	(7,590)*	36.46

* Sale made in connection with investment fund allocation matters.